UNITED STATES SECURITIES
                            AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K
                                CURRENT REPORT

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                       SECURITIES EXCHANGE ACT OF 1934

                            For August 22, 2002

                        Commercial Consolidators Corp.
               (Translation of registrant's name into English)

         39 Rivalda Road, 2nd Floor, Toronto, Ontario, Canada M9M 2M4
                  (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

           Form 20-F [x]                   Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes   [ ]         No  [x]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -.]

Commercial Consolidators Corp announced that its subsidiary, Central Point Technologies, Inc. ("Central Point"), a division of La Societe Desig Inc. ("Desig"), concluded the sale of its SharePoint Condo Management System to Creel Corporation.

Copy of the News Release and BC FORM 53-901F are attached hereto and filed as Exhibits to this filing on Form 6-K.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 COMMERCIAL CONSOLIDATORS CORP.
   /s/ Michael Weingarten
Michael Weingarten, Chairman
Date:   August 22, 2002










Exhibit 1
News Release
August 22, 2002

COMMERCIAL CONSOLIDATORS CORP. ANNOUNCES SALE OF ITS SHAREPOINT CONDO MANAGEMENT SYSTEM TO CREEL CORPORATION

TORONTO - August 22, 2002  -  COMMERCIAL CONSOLIDATORS  CORP.  (ZCC: AMEX & CJ9:
Frankfurt), ("ZCC") announced that its subsidiary, Central Point Technologies, Inc. ("Central Point"), a division of La Societe Desig Inc. ("Desig"), concluded The sale of its SharePoint Condo Management System to Creel Corporation.

The total sale is valued at C$415k, plus recurring support revenues totaling C$243k over five years. This global Condo Property Management System will be implemented at Creel's four luxurious condo resorts located in Myrtle Beach, SC to manage its hospitality operations for a total of 1,800 units. SharePoint will run on a server located at each property and accessible by each individual resort through Wide Area Network for remote reservations, management and reporting.

SharePoint is Desig/Central Point's latest Property Management System specific-ally targeting single and multi-property Condo-hotels from 50 to 2000 units per site. It provides a totally unique set of applications that efficiently manages both the condo owners and the transient guests sides of the business. This sophisticated solution includes exhaustive features to optimize condo and hospitality operations, automate condo owners accounting and unit management, simplify owners and guests reservations and improve bottom lines.

"We are extremely excited by this significant sale to the four resorts owned by Creel Corporation and by Central Point's inroad in Myrtle Beach's lucrative hospitality market with opportunities for 460 hotels and 72,000 rooms," stated Michael Weingarten, Chairman of Commercial Consolidators, Corp. Creel Corporation is one of the many revenue opportunities that Central Point has closed or is currently negotiating from the promising Condo-hotel market segment. Based on the demand from major condo-hotels in the U.S. and the Caribbean, the SharePoint Condo Management system is becoming a major contribu-tor to Central Point's success.

ABOUT COMMERCIAL CONSOLIDATORS CORP.
Commercial Consolidators Corp. is a diversified distributor of business technologies (cellular phones and accessories, and computer hardware and soft-ware) and consumer electronics to the Americas (North, South and Central). The Company's head office is located in Toronto, Ontario.

ABOUT CENTRAL POINT TECHNOLOGIES, INC.
Central Point Technologies, Inc. (www.centralpointtech.com) a wholly owned subsidiary of Commercial Consolidators Corp., offers a portfolio of Hospitality Solutions including property management systems, condo management systems, Internet on-line bookings, speech recognition telephone reservations, point-of-sales, back-office & call accounting system, as well as peripheral products.

ABOUT CREEL CORPORATION
Creel Corporation is a resort management company, specializing in vacation condominiums in Myrtle Beach SC. The company successfully manages four of the most premier properties in Myrtle Beach most coveted locations. Their properties include the Caravelle Resort (660 units), Ocean Creek Resort (430 units), Beach Cove Resort (325 units) and Sea Watch Resort (275 units).

For further information, please contact investor relations at 1-800-968-1727; or visit the Company's website at www.commercialconsolidator.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"Michael Weingarten"
___________________________________
MICHAEL WEINGARTEN, Chairman

Statements about the Company's future expectations, including future revenues And earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.


Exhibit 2
BC FORM 53-901F
August 22, 2002

BC FORM 53-901F (Previously Form 27)
Securities Act
Material Change Report Under Section 85(1) of the Act

ITEM 1  REPORTING ISSUER

COMMERCIAL CONSOLIDATORS CORP.
39 Rivalda Road, 2nd Floor
Toronto, Ontario, Canada M9M 2M4

ITEM 2  DATE OF MATERIAL CHANGE

August 22, 2002

ITEM 3  PRESS RELEASE

Issued August 22, 2002 at Vancouver, BC

ITEM 4  SUMMARY OF MATERIAL CHANGE

Commercial Consolidators Corp announced that its subsidiary, Central Point Technologies, Inc. ("Central Point"), a division of La Societe Desig Inc. ("Desig"), concluded the sale of its SharePoint Condo Management System to Creel Corporation.

ITEM 5  FULL DESCRIPTION OF MATERIAL CHANGE

See attached Schedule A.

ITEM 6  RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7  OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8  DIRECTOR/SENIOR OFFICER

Contact:     Michael Weingarten
Telephone:   (416) 512-8299

ITEM 9  STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC this 22nd day of August 2002.

"Michael Weingarten"
_______________________________
Michael Weingarten
Chairman






                                      Schedule A


COMMERCIAL CONSOLIDATORS CORP. ANNOUNCES SALE OF ITS SHAREPOINT CONDO MANAGEMENT SYSTEM TO CREEL CORPORATION

TORONTO - August 22, 2002  -   COMMERCIAL CONSOLIDATORS CORP.  (ZCC: AMEX & CJ9:
Frankfurt), ("ZCC") announced that its subsidiary, Central Point Technologies, Inc. ("Central Point"), a division of La Societe Desig Inc. ("Desig"), concluded The sale of its SharePoint Condo Management System to Creel Corporation.

The total sale is valued at C$415k, plus recurring support revenues totaling C$243k over five years. This global Condo Property Management System will be implemented at Creel's four luxurious condo resorts located in Myrtle Beach, SC to manage its hospitality operations for a total of 1,800 units. SharePoint will run on a server located at each property and accessible by each individual resort through Wide Area Network for remote reservations, management and reporting.

SharePoint is Desig/Central Point's latest Property Management System specific-ally targeting single and multi-property Condo-hotels from 50 to 2000 units per site. It provides a totally unique set of applications that efficiently manages both the condo owners and the transient guests sides of the business. This sophisticated solution includes exhaustive features to optimize condo and hospitality operations, automate condo owners accounting and unit management, simplify owners and guests reservations and improve bottom lines.

"We are extremely excited by this significant sale to the four resorts owned by Creel Corporation and by Central Point's inroad in Myrtle Beach's lucrative hospitality market with opportunities for 460 hotels and 72,000 rooms," stated Michael Weingarten, Chairman of Commercial Consolidators, Corp. Creel Corporation is one of the many revenue opportunities that Central Point has closed or is currently negotiating from the promising Condo-hotel market segment. Based on the demand from major condo-hotels in the U.S. and the Caribbean, the SharePoint Condo Management system is becoming a major contribu-tor to Central Point's success.

ABOUT COMMERCIAL CONSOLIDATORS CORP.
Commercial Consolidators Corp. is a diversified distributor of business technologies (cellular phones and accessories, and computer hardware and soft-ware) and consumer electronics to the Americas (North, South and Central). The Company's head office is located in Toronto, Ontario.

ABOUT CENTRAL POINT TECHNOLOGIES, INC.
Central Point Technologies, Inc. (www.centralpointtech.com) a wholly owned subsidiary of Commercial Consolidators Corp., offers a portfolio of Hospitality Solutions including property management systems, condo management systems, Internet on-line bookings, speech recognition telephone reservations, point-of-sales, back-office & call accounting system, as well as peripheral products.

ABOUT CREEL CORPORATION
Creel Corporation is a resort management company, specializing in vacation condominiums in Myrtle Beach SC. The company successfully manages four of the most premier properties in Myrtle Beach most coveted locations. Their properties include the Caravelle Resort (660 units), Ocean Creek Resort (430 units), Beach Cove Resort (325 units) and Sea Watch Resort (275 units).

For further information, please contact investor relations at 1-800-968-1727; or visit the Company's website at www.commercialconsolidator.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"Michael Weingarten"
___________________________________
MICHAEL WEINGARTEN, Chairman

Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.